Exhibit 99.1

Vicore Pharma Appoints Rob Slack as Chief Scientific Officer

Dr. Slack brings over 20 years' experience in fibrosis and respiratory translational science and joins from GSK, where he served as Vice President and Head of Respiratory Biology

Stockholm, Sweden & Cambridge, Mass., July 6, 2026 – Vicore Pharma Holding AB (Nasdaq Stockholm: VICO, Nasdaq US: VCRE), a clinical-stage biopharmaceutical company unlocking the potential of a novel class of drugs, angiotensin II type 2 receptor agonists, today announced the appointment of Rob Slack, PhD, FRSB, as Chief Scientific Officer. Dr. Slack succeeds Johan Raud, MD, PhD, who, after a long and distinguished career in drug discovery and a defining contribution to Vicore's science, will transition to Senior Advisor, supporting the company through key upcoming milestones.

Dr. Slack brings more than 20 years of drug discovery leadership across biotech and large pharma. He joins Vicore from GSK, where he served as Vice President and Head of Respiratory Biology, and was previously acting Chief Scientific Officer at Galecto. Over his career he has helped deliver multiple approved respiratory medicines, including vilanterol (Breo®, Trelegy®) and umeclidinium (Anoro®, Trelegy®) for asthma and COPD, and led the discovery of the inhaled αvβ6 inhibitor GSK3008348 for IPF. A Fellow of the Royal Society of Biology with more than 60 publications, he holds a PhD from the University of Strathclyde. As Chief Scientific Officer, he will lead Vicore’s research strategy and the continued development of the company’s next-generation AT2 receptor agonist pipeline.

“Rob is an outstanding scientific leader whose deep expertise in respiratory biology, drug discovery, and translational science will be instrumental as we advance buloxibutid and expand our pipeline. His appointment strengthens our early-stage pipeline efforts and research foundation at a pivotal moment for the company,” said Ahmed Mousa, CEO of Vicore Pharma. “I also want to thank Johan for his extraordinary contributions as Chief Scientific Officer. Vicore’s science is built on the foundation he helped create, and we are fortunate that he will continue to lend his insight and guidance as Senior Advisor.”

“The angiotensin II type 2 receptor is one of the most exciting and differentiated mechanisms I have come across in respiratory and fibrotic disease,” said Rob Slack, PhD, FRSB, Chief Scientific Officer of Vicore Pharma. “Most current approaches in IPF focus on slowing disease progression. What attracted me to Vicore is the potential of AT2 receptor agonism to address the underlying biology that drives disease, creating the opportunity for true disease modification. Equally compelling is the breadth of the mechanism, with potential applications across a wide range of respiratory and fibrotic diseases beyond IPF. I am excited to lead the science behind buloxibutid and our next-generation pipeline as we work to bring transformative new therapies to patients.”

For further information, please contact:

Megan Richards, VP of IR & Comms, +1 978 269 4372, megan.richards@vicorepharma.com

Hans Jeppsson, CFO, +46 70 553 14 65, hans.jeppsson@vicorepharma.com

About Vicore Pharma

Vicore Pharma is a clinical-stage biopharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (IPF). The company’s lead program, buloxibutid, is an oral small molecule angiotensin II type 2 receptor agonist, which has received Orphan Drug and Fast Track designation from the United States Food and Drug Administration and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF.

Vicore Pharma is publicly listed on Nasdaq Stockholm (VICO) and Nasdaq US (VCRE). www.vicorepharma.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements concerning Vicore Pharma, its leadership, its pipeline, and the development of buloxibutid. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, those risks identified in the section entitled “Risk Factors” in Vicore Pharma’s filings the U.S. Securities and Exchange Commission and discussed in Vicore Pharma’s Swedish filings, its press releases, and the Registration Statements. Vicore Pharma cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Vicore Pharma disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Vicore Pharma’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.